Exhibit 23.02

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

of Interwoven, Inc.:

We consent to the use of our reports dated January 24, 2003, except as to Note 11, which is as of February 19, 2003, with respect to the consolidated balance sheets of Interwoven, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2002 and the related financial statement schedule, which reports appear in the December 31, 2002 annual report on Form 10-K of Interwoven, Inc., incorporated herein by reference in the registration statement on Form S-8 of Interwoven, Inc. to be filed on or about April 29, 2003.

Our reports refer to a change in accounting for Goodwill and Other Intangible Assets.

/s/    KPMG LLP

Mountain View, California

April 29, 2003